UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42864

CCH Holdings Ltd

(Exact name of registrant as specified in its charter)

No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000

Bukit Mertajam, Pulau Pinang, Malaysia

+(60) 4-5307694

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Appointment of Co-Chief Executive Officer

On March 27, 2026, the board of directors (the “Board”) of CCH Holdings Ltd (the “Company”) appointed Ms. Mhlengi Prevail Mafu as the Co-Chief Executive Officer of the Company, effective from March 27, 2026.

Mhlengi Prevail Mafu is a highly motivated international sales professional with strong expertise in global trade. Ms. Mafu has been working as the AI transformation advisor in Beijing Technology Company since November 2024, advising on AI-driven digital transformation strategies, conducting research on AI applications, and guiding cross-functional teams in integrating scalable solutions. Ms. Mafu worked as the foreign sales manager in Beijing Trading Company from March 2022 to December 2024. Her responsibilities include expanding the African market, developing distribution network and onboarding over 20 local enterprise clients, and managing full export operations, such as pricing, negotiation, logistics and aftersales. Ms. Mafa worked as the sales assistant in Beijing Technology Company   from January 2021 to February 2022. Her responsibilities include assisting sales order coordination and contract processing, conducting market research, and maintaining customer data. Ms. Mafu received her bachelor’s degree in international economics and trade from China West Normal University in June 2021, and her master’s degree in accounting from Wuhan Textile University in June 2025.

There is no family relationship between Mhlengi Prevail Mafu and any of our other officers and directors. Except for the Executive Employment Agreement being furnished as Exhibit 99.1 with this Report on Form 6-K, Mhlengi Prevail Mafu has not had any transaction with the Company since the beginning of our last fiscal year. The foregoing descriptions of the employment agreement do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the employment agreement.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Executive Employment Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCH Holdings Ltd

Date: March 27, 2026	By:	/s/ Goh Kok Foong
		Name:	Goh Kok Foong
		Title:	Chairman and Chief Executive Officer

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